

## Sun Life Financial declares quarterly dividends on Common and Preferred Shares payable in Q2 2014

**TORONTO – (May 6, 2014) –** The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced a quarterly dividend of $0.36 per common share, payable June 30, 2014, to shareholders of record at the close of business on May 28, 2014. This is the same amount as paid in the previous quarter.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on June 30, 2014, to shareholders of record at the close of business on May 28, 2014:

| | |
|---|---|
| Series 1 | $0.296875 per share |
| Series 2 | $0.30 per share |
| Series 3 | $0.278125 per share |
| Series 4 | $0.278125 per share |
| Series 5 | $0.28125 per share |
| Series 6R | $0.375 per share |
| Series 8R | $0.271875 per share |
| Series 10R | $0.24375 per share |
| Series 12R | $0.26563 per share |

Dividends payable on June 30, 2014 to participants in the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be used to purchase common shares from treasury at the volume weighted average market price determined in accordance with the Plan.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

### About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2014 the Sun Life Financial group of companies had total assets under management of $671 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

**Note to Editors: All figures in Canadian dollars.**

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| **Media Relations Contact:** | **Investor Relations Contact:** |
|---|---|
| Frank Switzer | Phil Malek |
| Vice-President | Vice-President |
| Corporate Communications | Investor Relations |
| Tel: 416-979-4086 | Tel: 416-979-4198 |
| frank.switzer@sunlife.com | investor.relations@sunlife.com |